for immediate release

For further information please call:

Luciana Paulo Ferreira CSN - Relações com Investidores - 5511 3049 7591 luferreira@csn.com.br www.csn.com.br	Isabel Viera Thomson Financial +1 (212) 701-1823 isabel.vieira@tfn.com www.thomsonfinancial.com

CSN RELEASES FIRST QUARTER 2003 PRELIMINARY RESULTS

(Rio de Janeiro, Brazil, April 24, 2003) Companhia Siderúrgica Nacional (CSN) (BOVESPA: CSNA3) (NYSE: SID) releases today unaudited first quarter 2003 preliminary results.
The discussions below pertain mostly to the Company’s unconsolidated results, based on Brazilian GAAP (Corporate Law), and all the comparisons, unless stated otherwise, are related to the same period of 2002. On March 31, 2003, one U.S. Dollar (US$) was equivalent to R$3.3531.

Highlights

  The great operational results in this quarter led to an EBITDA (gross profit less SG&A plus depreciation and exaustion)1 of R$717 million, representing a 90% increase and an EBITDA margin (EBITDA/net revenues) of 51%.

  Net revenues grew by 49% and was R$1.4 billion, mainly due to domestic prices increases, the greater contribution from coated products (from 32% to 38%) and the higher export sales volume and revenues, partially offset by a 9% decrease in sales volume. Export sales volume and net revenues contribution increased from 28% to 33% and from 18% to 27%, respectively. This increase derives from a 7% increase in volume and a 114% increase in average price obtained.

  Consolidated net debt decreased 5% when compared to December 31, 2002, and was US$ 1,368 billion, a US$709 million reduction if compared to net debt at March 31, 2002. This reduction is mainly driven by the strong cash generation, which led to an increase in the Company’s consolidated cash position by US$165 million. In the first quarter 2003, net consolidated debt cost was close to zero as a consequence of CSN’s hedging strategy.

  The excellent operational result coupled with the 5.1% appreciation of the real in the period led to a net income of R$406 million (R$5.66 per ADR), compared to a net loss of R$197 million in 2002.
	Parent Company		Consolidated
	1 Q 2003	1 Q 2002	1 Q 2003	1 Q 2002
Sales Volume (000 t)	1,083	1,196	1,092	1,239
Domestic Market	731	867	730	895
Export Market	352	329	362	344
Net revenues per tonne (steel products) (R$/t)	1,205	737	1,350	747
Financial Data (R$ million)
Net Revenues	1,392	931	1,585	1,043
Gross Profit	692	354	821	392
EBITDA	717	376	788	390
Operating Income	623	196	679	207
Net income (loss)	406	(197)	397	(198)

	Dec/02	Mar/03
Consolidated Net Debt (US$ million)	1,434	1,368

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[1]	EBITDA - Depreciation - Other operating income, net - Operating Income -	717 (125) 31 623

for immediate release

Production and Production Costs

In the first quarter of 2003, crude steel production was unchanged at 1.3 million tonnes and rolled production at 1.1 million tonnes (production volumes measured at the continuous casters for crude steel, and at the hot strip mill for hot rolled bands — this volume slightly differs from inventory deposits due to normal processing losses).

Production costs on a per tonne basis increased in 2003, mainly due to the impact of the 47% depreciation in the average real/US dollar exchange rate, when compared to the average exchange rate in the first quarter 2002.

Sales

Sales volume reached 1.08 million tonnes in the first quarter of 2003, representing a 9% decrease, due to lower sales of slabs and hot coils – lower value added products. In the domestic market, the automotive sector drove the demand, due to an increase in their export sales. In the export market, China was the main destination, as higher prices prevail there than in the international market.

Galvanized and tin plate coated products contributed with 38% of total sales volume, compared to 32% in the same period last year, when the Company sold 70 thousand more tonnes of slabs than in 2003.

Consolidated sales volume reached 1.09 million tonnes with the same export mix — 33%. Coated products represented 41% of total sales, due to galvanized products sale by GalvaSud, produced from cold rolled material purchased mainly from CSN.

Net Revenues and EBITDA

Net revenues increased 49% and reached R$1.4 billion. The price updating and the higher coated products contribution offset the 9% decrease in sales volume. Domestic revenues contributed 73% of total revenues, compared to 82% in 2002.
Consolidated net revenues was R$1.6 billion, a 52% increase. The difference between parent company and consolidated can be explained by a higher value added sales mix, as GalvaSud, CISA and Metalic sell higher value added steel products produced from material supplied by CSN.

Gross margin reached 50% in the first three months of 2003 compared to 38% in the same period of 2002, mainly due to average price increase. Consolidated gross margin was 52%, compared to last year’s 38%.

EBITDA in this quarter increased by 90% and reached R$717 million. EBITDA margin was 51%, up from 40% in last year’s first quarter and practically unchanged from the 4th quarter of 2002. Note that the accrual related to MRS freight cost, done in December 2002, impacted cost of goods sold (and EBITDA) negatively by R$18 million, or 2.5 p.p.

Consolidated EBITDA2 increased 102% and was R$788 million, with an EBITDA margin of 50%, almost the same level as the parent company’s.

Annualizing the first quarter consolidated EBITDA, CSN would have a Net Debt/Ebitda ratio of 1.5 times at March 31, 2003.

Consolidated Net Debt

As of March 31, 2003 consolidated net debt had decreased 5% from 2002 year-end to US$1,368 million, due primarily to the Company’s cash generation. Cash and cash equivalents were US$652 million on March 31, 2003. Consolidated net financial results reflected good results in hedging transactions, which led to a net debt cost in reais, in this quarter, of approximately 4% per annum or 15% of CDI Cetip (annualized figures). For the year, the Company expects a net cost of approximately 60% of CDI Cetip.

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[2]	Consolidated EBITDA - Depreciation - Other Operating income, net - Consolidated Operating Income -	788 (133) 24 679

for immediate release

Income Tax and Social Contribution

In February 2003, the Company was granted a partial final decision regarding the accrual of 42.72% of the financial effects on taxes related to the 1989 inflation (‘Summer Plan’). Thus CSN accrued in this first quarter 2003 a R$114 million revenue as a reduction in the provision for income taxes and social contribution related to the “Summer Plan”.

Net income

Parent Company net income was R$406 million (R$5.66 per ADR) in the first quarter 2003, representing a R$603 million increase. Consolidated net income was R$397 million, a R$594 million increase.

Companhia Siderúrgica Nacional, located in the state of Rio de Janeiro, Brazil, is a steel complex integrated by investments in infrastructure and logistics, that combines in its operation captive mines, an integrated steel mill, service centers, ports and railways. With a total annual production capacity of 5,400,000 tonnes of crude steel and consolidated gross revenues of R$6.1 billion reported in 2002, CSN is also the only tin-plate producer in Brazil and one of the five largest tin-plate producers worldwide.

           Unaudited preliminary results subject to changes. The foregoing preliminary results reflect the Company’s estimate of final results and, therefore, are forward-looking statements. Other forward looking statements include estimated consolidated net debt cost in 2003. Factors that could cause actual events or results to differ from forward-looking statements expressed or implied by the foregoing include changes in estimates and data used to compile the preliminary results, general economic conditions in Brazil and abroad, interest and exchange rates levels, protectionist measures in USA, Brazil and other countries and conditions in the steel industry or the economic or political situation in Brazil or other countries or regions.